Exhibit 23 (d)(27)b
Amendment to Sub-Advisory Agreement on behalf of Transamerica MFS High Yield VP

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AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC.
(FORMERLY, TRANSAMERICA FUND ADVISORS, INC.) AND
MFS INVESTMENT MANAGEMENT
THIS AMENDMENT is made as of January 1, 2008 to the Sub-Advisory Agreement dated May 1, 2002, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and MFS Investment Management on behalf of AEGON/Transamerica Series Trust (ATST) MFS High Yield. In consideration of the mutual covenants contained herein, the parties agree as follows:
6.	Compensation. Effective January 1, 2008, the sub-advisory fee rate for ATST MFS High Yield is as follows:
0.325% of the first $250 million of average daily net assets; 0.315% of average daily net assets over $250 million up to $500 million; 0.30% of average daily net assets over $500 million up to $750 million; 0.27% of average daily net assets over $750 million up to $1 billion; and 0.25% of average daily net assets in excess of $1 billion.
In all other respects, the Sub-Advisory Agreement dated May 1, 2002, as amended, is confirmed and remains in full force and effect.
The parties hereto have caused this amendment to be executed as of January 1, 2008.

TRANSAMERICA ASSET MANAGEMENT, INC. (FORMERLY, TRANSAMERICA FUND ADVISORS, INC.)

By:	/s/ T. Gregory Reymann, II

Name:	T. Gregory Reymann, II
Title:	Senior Vice President and Chief Compliance Officer

MFS INVESTMENT MANAGEMENT

By:	/s/ Robert J. Manning

Name:	Robert J. Manning
Title:	President & CEO

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